CAMP4 THERAPEUTICS CORPORATION

One Kendall Square

Building 1400 West, 3rd Floor

Cambridge, Massachusetts 02139

October 8, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Sprague Hammill, Division of Corporation Finance

Re:	CAMP4 Therapeutics Corporation
Registration Statement on Form S-1, as amended (File No. 333-282241)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CAMP4 Therapeutics Corporation, a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 10, 2024, or as soon as possible thereafter. The Company hereby authorizes Thomas Danielski or Lisa Folkerth of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Thomas Danielski or Lisa Folkerth of Ropes & Gray LLP, counsel to the Company, at (617) 235-4961 or (617) 951-7791 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

CAMP4 THERAPEUTICS CORPORATION

By:	/s/ Josh Mandel-Brehm
Name:	Josh Mandel-Brehm
Title:	Chief Executive Officer

cc.	Josh Mandel-Brehm (CAMP4 Therapeutics Corporation)
cc.	Thomas Danielski (Ropes & Gray LLP)
cc.	Lisa Folkerth (Ropes & Gray LLP)
cc.	Siavosh Salimi (Paul Hastings LLP)
cc.	William A. Magioncalda (Paul Hastings LLP)